UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), pursuant to CVM Instruction No. 481/2009, as amended by CVM Instruction No. 622/2020, considering the worsening context of the COVID-19 pandemic and the resulting scenario of uncertainty and unpredictability, hereby informs that, in order to enable the participation of as many shareholders as possible and in strict compliance with the recommendations of the health authorities, its Annual Shareholders’ Meeting (“Meeting”), scheduled to be held 11:00 am on May 28, 2020, will be carried out exclusively on a virtual format, without prejudice to the use of the remote voting ballot (“BVD”) as voting rights exercise method.

Therefore, the Company's shareholders will be able to participate in the Meeting (i) by remote voting in the items of the agenda via BVD; (ii) voting virtually in the items of the agenda via Microsoft Teams, or (iii) simply by following the work of the Meeting, without voting, according to the instructions below.

In order to take part in the Meeting via Microsoft Teams, shareholders or, as applicable, their legal representatives or attorneys, must send a request to the Company, at ir.br@telefonica.com, until 11:00 am on May 26, 2020. The request must include the identification of the shareholder and, as applicable, their legal representative or attorney who will attend the Meeting, including the full names and CPF or CNPJ of both (as the case may be), in addition to the telephone number and e-mail address of the requester, as well as a copy of all documents required to allow the shareholder to participate in the Meeting, as detailed in the Company's Meeting Manual disclosed on this date and available at www.telefonica.com.br/ri, as well as the CVM and B3 websites

For shareholders who have already sent the documents requested by the Meeting Manual in physical form, we request the scanned copies to be sent at ir.br@telefonica.com, within the previously mentioned period, requesting their virtual participation in the Meeting

Exclusively for the purposes of facilitating and optimizing the work of the Meeting, the Company asks that shareholders who request the virtual participation (and who have not sent the BVD) to send their voting statements to the Company along with their request and documents necessary for virtual participation. The prior submission of voting statements does not exempt the shareholder from effectively participating in the Meeting virtually, that is, the shareholder must connect, register its presence and cast its vote through the electronic platform in order to be duly considered.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The shareholder who has already sent the BVD may also, if so wishes, register to participate in the Meeting by means of the abovementioned electronic platform, as long as it does so in accordance with and within the period described in this Material Fact, in which case such shareholder may: (i) simply follow the Meeting virtually; or (ii) participate and vote at the Meeting, case in which all voting instructions received previously via BVD of such shareholder, identified by means of their registration number with the CPF or CNPJ, will be disregarded.

The BVDs will not be modified by the Company due to the conversion of the Meeting to the exclusively virtual format, so that the instructions for participation in the Meeting contained in this Material Fact and those in the Company's Meeting Manual published on this date shall prevail. The BVDs received by the Company, the custody agent or the Company's bookkeeper will be considered for the Meeting and do not need to be changed or resent by the shareholder.

Exceptionally for this Meeting, and in order to ensure the participation of shareholders, the Company will not require certified copies or notarization of documents issued and executed in Brazilian territory or the notarization, legalization/apostille and registration in the Registry of Titles and Documents in Brazil from those executed abroad, but only the translation of foreign documents will continue to be required.

Shareholders who do not send the request and the documentation required for virtual participation by 11:00 am on May 26, 2020 will not be able to attend the Meeting.

The Company will send by e-mail the link and instructions for accessing the Microsoft Teams electronic platform, as well as information regarding the contact channels for further questions, to those shareholders or, as applicable, their legal representatives or attorneys, who have submitted their request accompanied by the documents required for virtual participation, within the term and conditions presented in this Material Fact and in the Meeting Manual, and after having satisfactorily verified the shareholder's identification and representation documents, with only one invitation being sent individually per applicant.

The link and instructions to be sent by the Company will be personal, non-transferable and cannot be shared under penalty of shareholder liability.

The shareholder who has duly requested the virtual participation to ir.br@telefonica.com and has not received from the Company the e-mail containing the link and instructions for access and participation at the Meeting until noon on May 27, 2020 must contact the Company on ir.br@telefonica.com by 6:00 pm on May 27, 2020, in order to be sent the respective instructions for access.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The duly registered shareholder who participates via the electronic system made available by the Company will be considered present at the Meeting (being able to exercise their respective voting rights) and signee of its respective minutes, pursuant to article 21-V, item III and paragraph 1 of CVM Instruction No. 481/2009.

The Company requests the registered shareholders to access the Microsoft Teams electronic platform, on the day of the Meeting, at least 40 minutes in advance of the time scheduled for the beginning of the Meeting's work, in order to allow validation of access and due identification.

The Company also recommends that shareholders who request their virtual participation in the Meeting be familiarized in advance with the use of the Microsoft Teams electronic platform, as well as ensure the compatibility of their electronic devices with the use of the respective platform, by video and audio. In addition to the possibility of watching from a computer, the Microsoft Teams electronic platform is also available, via app, for Apple and Android phones, requiring the previous download of the app.

Except if urged, for any reason, to turn off the video functionality of the Microsoft Teams electronic platform, shareholders who are virtually participating should keep their cameras on during the course of the Meeting in order to ensure authenticity of communication. In addition, the Company informs that the Meeting will be fully recorded.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as any other event or situation that is not under the control of the Company that may make it difficult or impossible to participate in the Meeting through the Microsoft Teams electronic platform.

São Paulo, May 19, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687 | Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 19, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director